Table of Contents

Exhibit 8.1

MATERIAL SUBSIDIARIES

Our operations are conducted principally by Companhia de Bebidas das Américas – AmBev (“Ambev”), and, in the case of our HILA-ex, Latin America South and Canadian operations, by direct and indirect subsidiaries of Ambev. The following is a list of the significant companies that Ambev controlled, either directly or indirectly, as of December 31, 2010:

▪Ambev owns 100% of Labatt Holding A/S (incorporated in Denmark) which owns 100% of Labatt Brewing Co. Ltd. (incorporated in Canada). These entities explore the production of beer in Canada.

▪Ambev owns approximately 99% of economic and voting interest in Quilmes International (Bermuda) Ltd. (“QIB”). QIB, through its subsidiaries, produces and sells beer and soft drinks in Argentina and other South American countries.

▪Arosuco Aromas e Sucos Ltda. (“Arosuco”) (incorporated in Brazil). Arosuco produces concentrates for our soft drinks and crowns. Ambev controls 100% of the voting and total equity of this entity.

▪Eagle Distribuidora de Bebidas S.A. (incorporated in Brazil). Ambev controls 100% of the voting and total equity of this entity.

▪Jalua Spain S.L (incorporated in Spain). Ambev controls 100% of the voting and total equity of this entity.

▪Monthiers S.A. (incorporated in Uruguay). Ambev controls 100% of the voting and total equity of this entity.

▪Ambev Brasil Bebidas Ltda. (“Ambev Brasil”) (incorporated in Brazil). Ambev controls 100% of the voting and total equity of this entity. Ambev Brasil produces and sells beer and soft drinks in Brazil.

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